Lexington Park Capital Markets, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES:	$	158,592
EXPENSES:		
Officers Commission Expense		100,000
Broker Dealer Commission Expense		26,796
Occupancy		6,000
Professional Fees		10,523
Regulatory Fees		2,920
Other General and Administrative		1,389
TOTAL EXPENSES		147,628
NET INCOME	$	10,964

See accompanying notes to financial statements.